June 27, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cecilia Blye, Chief

RE:	Comment Letter Dated June 13, 2012

Dear Ms. Blye:

We are writing to respond to the comments set forth in your letter to Mr. Dan Sten Olsson, dated June 13, 2012, with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Filing”) of Stena AB (publ) (“Stena AB” or the “Company”).

Set forth below are our responses to the Staff’s comments, which have been provided in each case following the text of the numbered comment in your letter.

Comment 1:
You state on page 19 that you are subject to risks pertaining to conflicts in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls.  Your annual report does not include any information on contacts with those countries.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your letter to us dated June 17, 2009.  Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or

Securities and Exchange Commission
June 27, 2012

entities owned or controlled by the governments of those countries.  Tell us also whether any vessels that you own, operate, charter in or out, or manage, have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

Response:
Since June 17, 2009, Northern Marine Management Limited (“NMM UK”), an English subsidiary of Stena AB, provided technical management services to four vessels that conducted a total of 11 voyages involving port calls in Iran in 2009, 2010 and 2011.1  In addition, since June 17, 2009, Stena Bulk AB, a Swedish subsidiary of Stena AB, received charter hire payments from a third party in connection with a vessel that made a port call in Iran in 2010 and contained a shipment made by an Iranian company.  Stena Bulk AB also received charter hire payments from third parties in connection with three vessels that made a total of three voyages in 2010 and 2011 involving port calls in Syria and contained shipments made by Syrian companies.  Stena Bulk AB provided commercial management services for one of these voyages.2  Finally, a vessel chartered by Stena Bulk AB in 2009 made a port call in Iran and contained a shipment made by an Iranian company.

Since June 17, 2009, no vessels owned, chartered in or out or managed by Stena AB or its subsidiaries have provided any U.S.-origin goods or involved employees who are U.S. nationals or otherwise involved U.S. persons in operations associated with Iran, Syria or Sudan, nor do we anticipate such provision of U.S.-origin goods or involvement of U.S. persons in the future.

A joint venture in which Stena Bulk AB is a party is considering future involvement in the transport of non-U.S. origin vegetable oils to Iran in reliance on an agricultural products distributor’s existing license from the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) permitting the transport to and discharge of such cargo in Iran by U.S. and non-U.S. persons.

1   The technical management services provided in connection with the above-mentioned voyages involving port calls in Iran included (1) provision of suitably qualified crew for the vessel, (2) provision of competent personnel to supervise the maintenance and general efficiency of the vessel, (3) arrangement and supervision of dry dockings, repairs, alternations and upkeep of the vessel, (4) arrangement of the supply of necessary stores, spares and lubricating oil, (5) appointment of surveyors and technical consultants, (6) development, implementation and maintenance of a safety management system, (7) establishment of an accounting system and provision of regular accounting services, and (8) maintenance of records of all costs and expenditures.  Not all of these services were provided in connection with each voyage.

    Stena AB’s subsidiary paid no port costs in connection with these voyages.

2   Commercial management includes arranging charters, fuel, documentation and port services, revenue collection and accounting services.

    Stena AB’s subsidiary paid no port costs in connection with this voyage.

Securities and Exchange Commission
June 27, 2012

Since June 17, 2009, the Company and its subsidiaries have not provided, nor do we anticipate providing, goods, fees or services to Iran, Syria or Sudan.  The Company and its subsidiaries do not have, nor do we anticipate having agreements, arrangements or other contacts with the governments or entities owned or controlled by the governments of Iran, Syria or Sudan.

Comment 2:	Please tell us whether your charter agreements contain provisions relating to the operation of your vessels on voyages involving Iran, Sudan, or Syria and, if so, briefly describe the provisions.

Response:
Since 2011, our standard spot and time charter agreements have contained provisions prohibiting chartered vessels from operating in any area or country subject to United States, United Nations and/or European Union sanctions.  Additionally, when we act as a ship’s technical manager, our standard ship management agreement provides that we may terminate the agreement if the ship owner (who contracts for charter services) employs the vessel in an unlawful trade.

Comment 3:	Please tell us about any developments in the dealings of your subsidiary, Northern Marine Management USA LLC, with OFAC relating to that subsidiary’s activities involving Iran.

Response:
On May 30, 2012, we received notice that OFAC had completed its investigation of the activities of Northern Marine Management USA LLC (“NMM”) involving Iran without determining that NMM did anything in violation of OFAC Iranian sanctions.  OFAC closed the matter by issuing a Cautionary Letter to NMM.

The Company hereby acknowledges that:
	•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
	•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
	•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 27, 2012

Please contact the undersigned at 011 46 31 85 5148, or Richard Ely of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at 011 44 207 519 7183, if you have any questions with respect to this letter.

Sincerely,

/s/ Staffan Hultgren

Staffan Hultgren
Deputy Chief Executive Officer

cc:	Securities and Exchange Commission
Pradip Bhaumik
Max Webb
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Richard A. Ely